SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 22, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes __	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 22, 2006, announcing Boeing’s Global Collaborative Environment, and its full scale implementation of Dassault Systemes’ solutions.

Boeing’s PLM Implementation Leads Way in Aerospace with Dassault Systèmes Solutions

Global Collaborative Environment for 787 with V5 PLM: CATIA, ENOVIA, and DELMIA contributing to program accomplishments

PARIS, May 22, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions is playing a key role in enabling significant accomplishments for Boeing and its global team of partners. The 787 Dreamliner team, all working within Boeing’s Global Collaborative Environment (GCE), have achieved 25 percent design release on the all-new jetliner. The GCE was initially implemented two years ago with the full-scale implementation of DS’ ENOVIA solution. This continually evolving solution has played a key role in the 787 program achieving the product definition objective.

The 787 is considered the world’s largest current industrialization effort. The total 787 team, including sub-tier contracts, involves companies from around two dozen countries and 135 partner sites around the world. Utilizing the Global Collaboration Environment and the Dassault Systèmes suite of tools, design of the 787 can proceed simultaneously at these sites. Given the scale of the project and the volume of data being exchanged, significant performance and scalability challenges are being met by DS’ V5 architecture and throughout the GCE program.

Engineering and manufacturing an innovative composite airliner required the creation of new PLM technologies to meet efficiency and productivity objectives. In addition, the introduction of digital manufacturing and maintenance with DELMIA technology as a 787 GCE element is a significant aerospace industry breakthrough.

“We have set ambitious goals for the 787 Dreamliner, from technology and integration standpoints. The systems being delivered by Dassault Systèmes will enable us to design, virtually manufacture, and simulate the aircraft lifecycle on a global basis with our partners,” said Mike Bair, vice-president and general manager, 787 Program, Boeing Commercial Aircraft. “The Boeing Collaboration Environment is a key element to the impressive progress our team has made in the last 24 months.”

The GCE illustrates the value of large-scale collaboration on product design, process development and resource simulation, as well as the speed and innovation a company can achieve when using a comprehensive PLM environment such as Dassault Systèmes’ V5.

“Two years ago, we set out to create an industry breakthrough in Virtual Product Life Cycle Management with Boeing for the Global Collaborative Environment (GCE). Today’s accomplishment by the 787 team is strong testimony to the capabilities we have helped to create,” said Bernard Charlès, president & CEO, Dassault Systèmes. “This breakthrough leverages the value of our integrated V5 Platform for CATIA (design), DELMIA (production) and ENOVIA (global collaboration). The 787 program demonstrates the value of true collaboration and the competitive advantage it provides.”

“The 787 project incorporates numerous technological innovations and represents a major advance in aircraft design,” said Bair. “Dassault Systèmes’ solution is not only helping us push the technological envelope, but will allow us to capitalize on the knowledge and IP assets we are creating during this process.

“With teams working in a common environment, the efficiency of collaboration has been taken to a new level,” commented Michel Tellier, vice-president, Industry Solutions, Americas, Dassault Systèmes.

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About the Boeing 787 Dreamliner
The Boeing 787 Dreamliner, schedule for delivery beginning in 2008, provides passengers with a better flying experience and operators with a more efficient commercial jetliner. Using 20 percent less fuel per passenger than similarly sized airplanes, the 787 is designed for the environment with lower emissions and quieter takeoffs and landings. Inside the airplane, passengers will find cleaner air, bigger windows, more stowage space and improved lighting. Twenty-nine airlines have logged 393 orders and commitments worth more than $55 billion at current list prices since the 787 launch in April 2004, making the Dreamliner the most successful commercial airplane launch in history.

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Boeing Press Contact:	Dassault Systemes Press Contacts:
Lori Gunter	Frédérique Moureton (EMEA)
1 425 717 0571	+33 1 40 99 68 80
loretta.m.gunter@boeing.com	frederique_moureton@ds-fr.com
Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com
Nelly Dimey or Pierre Mas
(Financial Dynamics)
+33 1 47 03 68 10
Nelly.Dimey@fd.com pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: May 22, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration